UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM - 30 April, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 30, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 30, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

 30 April 2010

Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 30th April 2010. The results of the polls are:

Resolutions

For

%

Against

%

Withheld

1	To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2009.	7,471,146,767	99.70	22,687,161	0.30	77,826,960
2	To approve the Directors' Remuneration Report for the year ended 31st December 2009.	6,976,146,839	93.72	467,285,997	6.28	128,229,070
3	That Reuben Jeffery III be re-elected as a Director of the Company.	7,531,301,987	99.62	28,640,528	0.38	11,715,429
4	That Marcus Agius be re-elected a Director of the Company.	7,417,068,402	98.96	78,116,816	1.04	76,474,954
5	That David Booth be re-elected a Director of the Company.	7,532,468,819	99.63	27,682,588	0.37	11,510,501
6	That Sir Richard Broadbent be re-elected a Director of the Company.	7,462,147,512	98.71	97,745,770	1.29	11,767,140
7	That Sir Michael Rake be re-elected a Director of the Company.	7,529,432,538	99.60	30,466,105	0.40	11,762,115
8	That Sir Andrew Likierman be re-elected a Director of the Company.	7,531,198,647	99.62	28,788,167	0.38	11,675,084
9	That Chris Lucas be re-elected a Director of the Company.	7,509,987,868	99.63	28,097,908	0.37	33,574,475
10	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.	7,456,133,593	99.76	17,740,841	0.24	97,787,473
11	To authorise the Directors to set the remuneration of the Auditors.	7,505,016,559	99.65	26,699,459	0.35	39,944,291
12	To authorise Barclays and its subsidiaries to make EU political donations.	7,461,783,324	98.85	86,437,646	1.15	23,437,117
13	To renew the authority given to the Directors to allot securities.	7,182,906,608	95.03	376,043,577	4.97	12,708,235
14	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	7,538,759,866	99.74	19,891,130	0.26	13,007,887
15	To renew the Company's authority to purchase its own shares.	7,473,292,604	98.84	87,711,937	1.16	10,652,647
16	To authorise the Directors to call general meetings (other than an Annual General Meeting) on not less than 14 clear days' notice.	7,084,324,382	93.70	476,639,001	6.30	10,696,390
17	To adopt new Articles of Association of the Company.	7,431,413,304	99.36	47,771,343	0.64	92,474,734
18	To approve and adopt the rules of the Barclays Group SAYE Share Option Scheme	7,403,995,743	97.96	154,510,018	2.04	13,155,325

On 30th April 2010 there were 12,042,911,606 ordinary shares in issue and 830 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

For further information please contact:

ANALYSTS AND INVESTORS
Stephen Jones               +44 (0)20 7116 5752
Maritz Carvalho              +44 (0)20 7116 5711

MEDIA
Alistair Smith                 +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.